JPMorgan Chase & Co.

November 2011
Amended and Restated Preliminary Terms No. 49-A†
Registration Statement No. 333-155535
Dated November 9, 2011
Filed pursuant to Rule 433

INTEREST RATE STRUCTURED INVESTMENTS

Senior Fixed Rate Step-Up Callable Notes due November 25, 2026

Global Medium-Term Notes, Series E

We, JPMorgan Chase & Co., have the right to redeem the notes on any semi-annual redemption date, beginning November 25, 2012. Subject to our semi-annual redemption right, the amount of interest payable on the notes will be (i) Years 1-4: 3.00% per annum, (ii) Years 5-6: 3.75% per annum, (iii) Years 7-8: 4.50% per annum, (iv) Years 9-10: 6.00% per annum, (v) Years 11-12: 7.50% per annum, (vi) Years 13-14: 9.50% per annum and (vii) Year 15: 11.50% per annum, payable semi-annually. All payments on the notes, including the repayment of principal, are subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS	
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Stated principal amount:	$1,000 per note
Issue price:	$1,000 per note (see "Commissions and Issue Price" below)
Pricing date:	November , 2011 (expected to price on or about November 14, 2011)
Original issue date:	November 25, 2011 (business days after the pricing date)
Interest accrual date:	November 25, 2011
Maturity date:	November 25, 2026
Interest rate:	3.00% per annum, from and including the original issue date to but excluding November 25, 2015; 3.75% per annum, from and including November 25, 2015 to but excluding November 25, 2017; 4.50% per annum, from and including November 25, 2017 to but excluding November 25, 2019; 6.00% per annum, from and including November 25, 2019 to but excluding November 25, 2021; 7.50% per annum, from and including November 25, 2021 to but excluding November 25, 2023; 9.50% per annum, from and including November 25, 2023 to but excluding November 25, 2025; and 11.50% per annum, from and including November 25, 2025 to but excluding the maturity date.
Interest payment period:	Semi-Annually
Interest payment dates:	Each May 25 and November 25, beginning May 25, 2012; *provided* that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Day-count convention:	30/360
Redemption:	Beginning November 25, 2012, we have the right to redeem all of these notes on any semi-annual redemption date and pay to you 100% of the stated principal amount per note plus accrued and unpaid interest to but excluding the date of such redemption. If we decide to redeem the notes, we will give you notice at least 10 calendar days before the redemption date specified in the notice.
Redemption percentage at redemption date:	100%
Redemption dates:	Each May 25 and November 25, beginning November 25, 2012
Specified currency:	U.S. dollars
Trustee:	Deutsche Bank Trust Company Americas (formerly Bankers Trust Company)
Calculation agent:	J.P. Morgan Securities LLC ("JPMS")
Listing:	The notes will not be listed on any securities exchange.
Denominations:	$1,000 / $1,000
CUSIP / ISIN:	48125VBJ8 / US48125VBJ89
Book-entry or certificated note:	Book-entry
Business day:	New York
Agent:	JPMS

Commissions and issue price:	Price to Public[1]	Fees and Commissions[2]	Proceeds to Issuer
Per Note	$1,000	$22.50	$977.50
Total	$	$	$

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-7 of the accompanying product supplement no. MS-8-A-I.

(2) JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission and will use all of that commission to allow selling concessions to Morgan Stanley Smith Barney LLC ("MSSB") that will depend on market conditions on the pricing date. In no event will the commission received by JPMS and the selling concessions to be allowed to MSSB exceed $22.50 per $1,000 stated principal amount note. See "Underwriting (Conflicts of Interest)" beginning on page PS-12 of the accompanying product supplement no. MS-8-A-I.

† These amended and restated preliminary terms no. 49-A amend and restate and supersede the preliminary terms related hereto dated November 7, 2011 in their entirety (the preliminary terms no. 49 dated November 7, 2011 are available on the SEC website at: http://www.sec.gov/Archives/edgar/data/19617/000089109211007451/e46107fwp.htm).

Investing in the notes involves a number of risks. See "Risk Factors" on page PS-4 of the accompanying product supplement no. MS-8-A-I and "Risk Factors" beginning on page 2 of these amended and restated preliminary terms.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense. *The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PRODUCT SUPPLEMENT NO. MS-8-A-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Product supplement no. MS-8-A-I dated July 12, 2010: http://www.sec.gov/Archives/edgar/data/19617/000089109210002841/e39361_424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.

Tax Considerations

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-8-A-I. If you are a "U.S. Holder" (as defined in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-8-A-I), interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss and will be long-term capital gain or loss if you have held the notes for more than one year at the time of such sale, exchange or disposition. If you are a "Non-U.S. Holder" (as defined in the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement), see the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-8-A-I for a discussion of the U.S. federal income tax consequences of an investment in the notes. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules.

The discussion in this section entitled "Tax Considerations", when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. MS-8-A-I, constitutes the full opinion of Sidley Austin LLP regarding the U.S. federal income tax treatment of owning and disposing of the notes.

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. We describe the basic features of these notes in the sections of the accompanying prospectus called "Description of Debt Securities," the accompanying prospectus supplement called "Description of Notes" and the accompanying product supplement no. MS-8-A-I called "Description of Notes," subject to and as modified by the provisions described above. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. MS-8-A-I. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

- **Early redemption risk.** The issuer retains the option to redeem the notes on any semi-annual redemption date, beginning on **November 25, 2012**. It is more likely that the issuer will redeem the notes prior to their stated maturity date to the extent that the interest payable on the notes is greater than the interest that would be payable on other instruments of the issuer of a comparable maturity, terms and credit rating trading in the market. If the notes are redeemed prior to their stated maturity date, you may have to re-invest the proceeds in a lower rate environment.

- **These notes may be riskier than notes with a shorter term.** By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. Generally, if the prevailing interest rate begins to rise, the market value of your notes may decline because the yield to maturity on the notes may be less than the interest rate on a note issued at such time. For example, if the yield to maturity on the notes at such time was 3.00% per annum, but a debt security issued in the then current market could yield an interest rate of 6.00% per annum, your note may be less valuable if you tried to sell your note in the secondary market.

- **The notes are subject to the credit risk of JPMorgan Chase & Co., and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the notes.** Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **Economic interests of the calculation agent and other affiliates of the issuer may be different from those of investors.** We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities.

- **The market price of the notes is influenced by many unpredictable factors.** Several factors will influence the value of the notes in the secondary market and the price at which JPMS may be willing to purchase or sell the notes in the secondary market, including: (i) changes in (and volatility of) U.S. interest rates, (ii) the likelihood, or expectation, that the notes will be redeemed by us prior to maturity (iii) any actual or anticipated changes in our credit ratings or credit spreads, (iv) a variety of economic, financial, regulatory and judicial events and (v) time remaining to maturity.

- **The inclusion in the original issue price of commissions and estimated cost of hedging is likely to affect adversely secondary market prices.** Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the estimated cost of hedging the issuer's obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **Secondary trading may be limited.** The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

- **JPMS and its affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the notes. Any such research, opinions, or recommendations could affect the market value of the notes.** JPMS and its affiliates publish research from time to time on movements in interest rates, the financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.

Supplemental Plan of Distribution

We expect to deliver the notes against payment therefor in New York, New York on November 25, 2011, which will be the   scheduled business day following the date of the pricing of the notes. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or on or prior to the third business day prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-7 of the accompanying product supplement no. MS-8-A-I.

Where You Can Find More Information

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this document together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. MS-8-A-I dated July 12, 2010.

This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. *These amended and restated preliminary terms no. 49-A amend and restate and supersede the preliminary terms no. 49 related hereto dated November 7, 2011 in their entirety. You should rely only on the information contained in these amended and restated preliminary terms and in the documents listed below in connection with your investment in the notes.* You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. MS-8-A-I. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
• Product supplement no. MS-8-A-I dated July 12, 2010:
http://www.sec.gov/Archives/edgar/data/19617/000089109210002841/e39361_424b2.pdf
• Prospectus supplement dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
• Prospectus dated November 21, 2008:
http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or Morgan Stanley Smith Barney's principal executive offices at 2000 Westchester Avenue, Purchase, New York 10577 (telephone number (800) 869-3326).